UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Synthetic Biologics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87164U201

(CUSIP Number)

David Elliot Lazar

c/o CUSTODIAN VENTURES llc

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

Spencer G. Feldman, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164U201

1	NAME OF REPORTING PERSON

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,964,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,964,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 87164U201

1	NAME OF REPORTING PERSON

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,964,500
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,964,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,964,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 87164U201

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value (the “Shares”), of Synthetic Biologics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 9605 Medical Center Drive, Suite 270, Rockville, Maryland 20850.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Custodian Ventures LLC, a Wyoming limited liability company (“Custodian”), with respect to the Shares directly owned by it; and
(ii)	David Elliot Lazar, as the sole member and Chief Executive Officer of Custodian.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of the Reporting Persons is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c)       The principal business of Custodian is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Lazar is serving as Chief Executive Officer of Custodian.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Lazar is a citizen of the United States of America.

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CUSIP No. 87164U201

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Custodian were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,964,500 Shares directly beneficially owned by Custodian is approximately $723,840, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP No. 87164U201

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,993,390 Shares outstanding, which is the total number of Shares outstanding as of November 6, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2020.

A.	Custodian
(a)	As of the close of business on January 5, 2021, Custodian directly beneficially owned 1,964,500 Shares.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,964,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,964,500

(c)	The transactions in the Shares by Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Mr. Lazar
(a)	Mr. Lazar, as the sole member and Chief Executive Officer of Custodian, may be deemed the beneficial owner of the 1,964,500 Shares owned by Custodian.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,964,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,964,500

(c)	Mr. Lazar has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Custodian during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP No. 87164U201

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 6, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Custodian Ventures LLC and David Elliot Lazar, dated January 6, 2021.

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CUSIP No. 87164U201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2021

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

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CUSIP No. 87164U201

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Custodian Ventures LLC

Purchase of Common Stock	180,000	0.3640[1]	12/14/2020
Purchase of Common Stock	130,000	0.3818[2]	12/23/2020
Purchase of Common Stock	60,000	0.3761[3]	12/24/2020
Purchase of Common Stock	203,700	0.3808[4]	12/28/2020
Purchase of Common Stock	50,000	0.3746	12/29/2020
Purchase of Common Stock	1,340,000	0.3652[5]	12/29/2020

1 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.3621 to $0.3649 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 1.

2 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.3780 to $0.3850 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 2.

3 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.3753 to $0.3770 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 3.

4 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.3700 to $0.3900 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 4.

5 The price reported is a weighted average price. These Shares were purchased in multiple transactions at prices ranging from $0.3584 to $0.3749 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote 5.